[redacted]

SECURITI 09041439 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

DEC 30 2009

Washington, DC
112

SEC FILE NUMBER
8-47939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/08 (MM/DD/YY) AND ENDING 10/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Daniel C. Cataldo, Vice President & Treasurer (617) 672-8952
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Daniel C. Cataldo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distibutors, Inc., as of October 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President & Treasurer
Title

Notary Public

My Commission Expires
July 6, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report. (filed separately)
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (the "Company") as of October 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As described in Note 1, the financial statements include significant transactions with affiliates and are not necessarily indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated business.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

December 22, 2009

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
As of October 31, 2009

ASSETS	
Cash and cash equivalents	$ 69,242,222
Investments at fair value	38,273
Accounts receivable from sales of mutual fund shares	327,552
Accounts receivable from affiliates	2,018,191
Intercompany note and interest receivable	27,531,764
Distribution fees and other receivables	19,348,122
Deferred income taxes	5,605,014
Prepaid expenses	4,254,052
TOTAL ASSETS	$ 128,365,190
LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES:	
Accounts payable and accrued liabilities	$ 26,453,371
Accounts payable for mutual fund shares sold	167,678
Accounts payable to affiliate	3,146
Total liabilities	26,624,195
STOCKHOLDER'S EQUITY:	
Common stock, $1 par value; 200,000 shares authorized; 20,000 shares issued and outstanding	20,000
Paid-in capital	100,020,845
Retained earnings	1,700,150
Total stockholder's equity	101,740,995
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 128,365,190

See notes to Financial Statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF OPERATIONS
For the Year Ended October 31, 2009

REVENUE:	
Service agreement income	$ 124,709,859
Service fees	109,285,213
Distribution and underwriting fee revenue	8,234,944
Interest and other revenue	1,843,717
Total revenue	244,073,733
EXPENSES:	
Service fee expense	84,559,889
Distribution expense	74,249,463
Employee compensation and benefits	66,637,343
Other expenses	18,818,126
Total expenses	244,264,821
LOSS BEFORE INCOME TAXES	(191,088)
PROVISION FOR INCOME TAXES:	
Current	3,539,817
Deferred	(2,261,836)
Total provision for income taxes	1,277,981
NET LOSS	$ (1,469,069)

See notes to Financial Statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended October 31, 2009

	Common Stock	Paid-In Capital	Retained Earnings	Total Stockholder's Equity
BALANCE, NOVEMBER 1, 2008	$ 20,000	$ 93,781,659	$ 3,169,219	$ 96,970,878
Net loss	-	-	(1,469,069)	(1,469,069)
Stock-based compensation	-	5,602,961	-	5,602,961
Tax benefit of stock option exercises	-	636,225	-	636,225
BALANCE, OCTOBER 31, 2009	$ 20,000	$100,020,845	$ 1,700,150	$ 101,740,995

See notes to Financial Statements.

EATON VANCE DISTRIBUTORS, INC.

STATEMENT OF CASH FLOWS
For the Year Ended October 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (1,469,069)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Deferred income taxes	(2,261,836)
Stock-based compensation	5,602,961
Changes in:	
Investments at fair value	19,445
Accounts receivable from sales of mutual fund shares	(80,704)
Distribution fees and other receivables	(1,853,614)
Prepaid expenses	1,397,107
Interest receivable on intercompany note receivable	66,826
Accounts receivable from affiliates	509,351
Accounts payable from affiliate	3,146
Accounts payable and accrued liabilities	(81,767)
Accounts payable for mutual fund shares sold	(47,533)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,804,313
CASH FLOWS FROM INVESTING ACTIVITIES:	
Intercompany note receivable principal repayments	2,500,000
NET CASH PROVIDED BY INVESTING ACTIVITIES	2,500,000
CASH FLOWS FROM FINANCING ACTIVITIES:	
Excess tax benefit of stock option exercises	636,225
NET CASH PROVIDED BY FINANCING ACTIVITIES	636,225
NET INCREASE IN CASH AND CASH EQUIVALENTS	4,940,538
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	64,301,684
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 69,242,222
SUPPLEMENTAL INFORMATION:	
Income taxes paid	$ 1,604,744

See notes to Financial Statements.

EATON VANCE DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENTS
As of and for the Year Ended October 31, 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Organization

Eaton Vance Distributors, Inc. ("the Company") is the principal underwriter for the regulated investment companies in the Eaton Vance family of mutual funds.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. ("EVC"). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue is largely dependent on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with EVC subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of Presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. Management believes that the accounting estimates are appropriate and the resulting balances are reasonable; however, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist principally of cash and short-term, highly liquid investments in sponsored money market funds and commercial paper which are readily convertible to cash. Cash equivalents have original maturities of less than three months on the date of acquisition and are stated at cost, which approximates market value due to the short-term maturity of these investments.

Investments

Investments are recorded at amortized cost, which approximates fair value. Net realized and unrealized holding gains or losses, as well as realized gains and losses on these investments are reflected as a component of other revenue or other expense, as appropriate. The specific identified cost method is used to determine the realized gain or loss on securities sold.

Mutual Fund Underwriting Activities

The Company records accounts receivable from sales of mutual fund shares and accounts payable for mutual fund shares sold on a settlement-date basis, which approximates trade-date basis. Commission income and expense from sales of mutual fund shares are recorded on a trade-date basis.

Revenue Recognition

The Company currently sells Eaton Vance open-end mutual funds under four primary pricing structures: front-end load commission ("Class A"); spread-load commission ("Class B"); level-load commission ("Class C"); and institutional no-load ("Class I"). Distribution and service fees for all share classes, as further described below, are calculated as a percentage of average daily assets and recorded in revenue as earned, gross of any third-party distribution and service fee arrangements. Both distribution and service fees are earned daily and paid monthly. The expenses associated with third-party distribution and service fee arrangements are recorded in distribution and service fee expense, respectively, as the services are provided by the third party. These expenses are also paid monthly.

For Class A shares, the shareholder pays an underwriter commission to EVD of up to 75 basis points of the dollar value of the shares sold. Underwriter commissions are recorded in revenue at the time of sale. Under certain conditions, the Company may waive the front-end sales load on Class A shares and sell the shares at net asset value. EVD does not receive underwriter commissions on such sales. In addition, for most funds EVD generally receives (and then pays to authorized firms after one year) distribution and service fees of up to 30 basis points of average net assets annually. In the case of certain other funds, EVD may receive 50 basis points of distribution fees in the first year and 25 basis points of distribution fees thereafter and pay to authorized firms a service fee after one year not to exceed 25 basis points annually of average daily net assets.

Class B shares are offered at net asset value, with EVD paying a commission to the selling dealer at the time of sale from its own funds, which may be borrowed. Such payments are capitalized as deferred sales commissions and amortized over the period during which the shareholder is subject to a contingent deferred sales charge, which does not exceed six years. EVD recovers the dealer commissions paid on behalf of the shareholder through distribution fees limited to an annual rate of 75 basis points of the average net assets of the Class B shares. In addition, EVD receives (and then pays to authorized firms after one year) a service fee not to exceed 25 basis points annually of average net assets. Class B shares automatically convert to Class A shares after eight years of ownership.

For Class C shares, the shareholder pays no front-end commissions and no contingent deferred sales charges on redemptions after the first year. EVD pays a commission and the first year's service fees to the dealer at the time of sale, which together are capitalized and amortized over the first year. EVD receives distribution fees and service fees similar to those for Class B shares at an annual rate of up to 75 basis points and 25 basis points, respectively, of average net assets of the Class. EVD pays both the distribution fee and service fee to the dealer after one year.

Class I shares are offered to certain types of investors at net asset value and are not subject to any sales charges, underwriter commissions, distribution fees or service fees.

Related Party Transactions

The Company has an agreement with Eaton Vance Management, ("EVM") whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain funds in the Eaton Vance family of mutual funds in exchange for EVM's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. For the year ended October 31, 2009, the revenue earned by EVM and the costs incurred by EVM under this agreement were as follows:

Revenue earned by EVM:	
Distribution fees received from investment companies	$ 76,787,649
Costs incurred by EVM:	
Amortization of deferred sales commissions	$ 35,101,785
Deferred sales commissions	$ 51,841,775

In addition, the Company has a service agreement with EVM whereby EVM compensates the Company for distributing shares of investment companies for which EVM, or its wholly-owned subsidiary, Boston Management and Research ("BMR"), is the investment adviser. For its services, the Company is compensated in an amount equal to one hundred and two percent (102%) of all of the Company's operating expenses, excluding stock-based compensation, less the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with GAAP. For the year ended October 31, 2009 the Company earned $124,709,859 under this agreement, which is recorded as service agreement income in the accompanying Statement of Operations.

The Company has a note receivable from EVM due December 31, 2009, with a remaining principal balance of $27,500,000. Interest on the note accrues at a fixed rate of 1.36 percent, with interest due on a quarterly basis. Accrued interest receivable at October 31, 2009 was $31,764. The note may be prepaid in part or in full at any time. The Company recorded interest income of $502,945 related to the note for the year ended October 31, 2009.

In the ordinary course of business, the Company has transactions with other subsidiaries of EVM and EVC. These transactions resulted in a receivable from affiliates of $2,018,191 and a payable to affiliate of $3,146 at October 31, 2009.

Income Taxes

The Company is included in the consolidated federal tax return of EVC. The Company computes its current and deferred tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. Deferred taxes relate principally to capitalized closed-end fund expenses and stock-based compensation.

Stock-Based Compensation

The Company accounts for stock-based compensation expense using the fair value method. Under the fair value method, stock-based compensation expense reflects the fair value of stock-based awards measured at grant date, is recognized over the relevant service period and is adjusted each period for anticipated forfeitures. The fair value of each option award is estimated using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option. Stock-based compensation expense for employees who are not retirement eligible is recognized on a straight-line basis over the service or vesting period of the option (generally five years). Prior to fiscal 2006 and the implementation of certain new share-based payment accounting standards, it had been the Company's policy to recognize all stock-based compensation expense over the vesting period without regard to retirement eligibility. The Company continues to recognize all stock-based compensation expense for awards granted to retirement-eligible employees prior to November 1, 2005 over the vesting period. The Company immediately recognizes compensation expense at grant date for all awards granted to retirement-eligible employees on or after November 1, 2005. For awards granted to employees approaching retirement eligibility, compensation expense is recognized on a straight-line basis over the period from the grant date through the retirement eligibility date.

Financial Instruments

Estimates of the fair value of financial instruments have been determined by the Company using valuation methodologies based on assumptions involving discount rates and future cash flows. Financial instruments subject to such disclosure include cash equivalents, accounts receivable from sales of mutual fund shares, accounts receivable from affiliates, net, intercompany note and interest receivable, distribution fees and other receivables and accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying value as of October 31, 2009.

2. ADOPTION OF NEW ACCOUNTING STANDARDS

The Company adopted the following accounting standards during fiscal 2009.

Subsequent Events
In May 2009, the Financial Accounting Standards Board ("FASB") issued a new accounting standard regarding subsequent events. This new accounting standard introduces new terminology, defines a date through which management must evaluate subsequent events and lists the circumstances under which an entity must recognize and disclose events or transactions occurring after the balance sheet date. The Company has included the required disclosure in Note 11.

Fair Value Measurements
In September 2006, the FASB issued a new accounting standard regarding fair value measurements. The new accounting standard defines fair value, establishes a framework for measuring fair value, and expands disclosure requirements about fair value measurements. This standard applies to other accounting standards that require or permit fair value measurements but does not in itself require any new fair value measurements. In February 2008, the FASB issued a new standard which delays the effective date of the application of the standard to fiscal years beginning after November 15, 2008 for all non-financial assets and liabilities recognized or disclosed at fair value in the financial statements on a non-recurring basis. Non-recurring non-financial assets include goodwill, indefinite-lived

intangible assets, long-lived assets and finite-lived intangible assets measured at fair value for purposes of impairment testing; asset retirement and guarantee obligations initially measured at fair value; and assets and liabilities initially measured at fair value in a business combination or purchase.

The Company adopted the provisions of this new accounting standard on November 1, 2008, with the exception of the application related to non-recurring non-financial assets and liabilities. The partial adoption of this new accounting standard had no material impact on the Company's Financial Statements.

In April 2009, the FASB issued a new accounting standard regarding determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly. The new standard provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased along with providing guidance on identifying circumstances that indicate a transaction is not orderly. The Company's adoption of this new accounting standard did not have a material impact on the Company's financial condition or results of operations.

Fair Value Option
In February 2007, the FASB issued a new accounting standard regarding the fair value option for financial assets and financial liabilities. This new accounting standard permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of the statement is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company adopted this new accounting standard on November 1, 2008, without electing to apply the fair value option to any of its eligible financial assets or financial liabilities existing on its balance sheet as of November 1, 2008, or for any new eligible financial assets or financial liabilities recognized subsequent to November 1, 2008. Therefore, the adoption of this new accounting standard did not have an impact on the Company's Financial Statements. The Company may elect the fair value option for any future eligible financial assets or financial liabilities upon their initial recognition.

3. RECENT ACCOUNTING DEVELOPMENTS

Fair Value Measurements
In October 2009, the FASB issued a new accounting standard regarding measuring liabilities at fair value. This new accounting standard clarifies how entities should estimate the fair value of liabilities and includes clarifying guidance for circumstances in which a quoted price in an active market is not available, the effect of the existence of liability transfer restrictions, and the effect of quoted prices for the identical liability, including when the identical liability is traded as an asset. This new accounting standard is effective for the first interim or annual reporting period beginning after August 28, 2009. The Company does not anticipate that the provisions of this new accounting standard will have an impact on its results of operations or financial position.

4. FAIR VALUE MEASUREMENT OF OTHER FINANCIAL INSTRUMENTS

The following is a summary of the carrying amounts and estimated fair values of the Company's other financial instruments at October 31, 2009:

(in thousands)	**Carrying Value**	**Fair Value**
Cash equivalents	$9,352,833	$9,352,833
Other investments	$ 38,273	$ 38,273

For fair value purposes the carrying value of cash equivalents and other investments are estimated to approximate fair value.

5. STOCK-BASED COMPENSATION PLANS

The Company's stock-based compensation plans include the 2008 Omnibus Incentive Plan, as amended and restated (the "2008 Plan"), the Employee Stock Purchase Plan and the Incentive Plan Stock Alternative. The Company recognized total compensation cost related to its plans as follows for the year ended October 31, 2009:

2008 Plan:	
Stock options	$4,399,391
Restricted shares	859,257
Employee Stock Purchase Plan	191,667
Incentive Plan Stock Alternative	152,646
Total stock-based compensation expense	$5,602,961

The total income tax benefit recognized for stock-based compensation arrangements was $1,338,608 for the year ended October 31, 2009.

2008 Omnibus Incentive Plan

The 2008 Plan, which is administered by the Compensation Committee of the Board of Directors of EVC, allows for awards of stock options, restricted shares and phantom stock units to eligible employees and non-employee Directors. Options to purchase EVC Non-Voting Common Stock granted under the 2008 Plan expire ten years from the date of grant, vest over five years and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. Restricted shares of EVC Non-Voting Common Stock granted under the 2008 Plan vest over five years and may be subject to performance goals. Phantom stock units granted under the 2008 Plan vest over two years. The 2008 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 9.0 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2008 Plan. Through October 31, 2009, 1.0 million restricted shares and options to purchase 3.1 million shares have been issued pursuant to the 2008 Plan.

Stock Options

The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, volatility, an appropriate risk-free interest rate and the expected life of the option.

Many of these assumptions require management's judgment. EVC's stock volatility assumption is based upon its historical stock price fluctuations. EVC uses historical data to estimate option forfeiture rates and the expected term of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant.

The weighted average fair values per share of stock options granted during the year ended October 31, 2009 using the Black-Scholes option pricing model were as follows:

Weighted-average grant date fair value of options granted	$6.76
Assumptions:	
Dividend yield	2.3% to 3.1%
Volatility	32% to 34%
Risk-free interest rate	2.9% to 4.6%
Expected life of options	7.4 years

Stock option transactions under the 2008 Plan and predecessor plans for the year ended October 31, 2009, is summarized as follows:

(share and intrinsic value figures in thousands)	**Shares**	**Weighted-Average Exercise Price**	**Weighted-Average Remaining Contractual Term**	**Aggregate Intrinsic Value**
Options outstanding, beginning of period[(1)]	3,095	$25.49		
Granted	432	22.13		
Exercised	(369)	15.16		
Forfeited/Expired	(192)	30.59		
Options outstanding, end of period	2,966	$25.95	5.9	$ 16,160
Options exercisable, end of period	1,559	$21.31	4.5	$ 12,242
Vested or expected to vest at October 31, 2009	2,910	$25.85	5.9	$ 16,004

[(1)] *Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between EVD and other wholly-owned subsidiaries of EVC during the fiscal year.*

Options exercised represent newly issued EVC shares. The total intrinsic value of options exercised during the year ended October 31, 2009 was $4,546,664. The total fair value of EVC shares that vested during the year ended October 31, 2009 was $3,804,568.

As of October 31, 2009, there was $7,969,711 of compensation cost related to unvested options granted under the 2008 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.8 years.

Restricted Shares

Compensation expense related to restricted share grants is recorded over the forfeiture period of the restricted shares, as they are contingently forfeitable. As of October 31, 2009, there was $3,357,092 of compensation cost related to unvested awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 3.9 years.

A summary of the Company's restricted share activity for the year ended October 31, 2009, under the 2008 Plan and predecessor plans is presented below:

	Shares	Weighted-Average Grant Date Fair Value
Unvested, beginning of period	15,214	$ 46.83
Granted	152,536	22.15
Vested	(2,019)	46.43
Forfeited/Expired	(12,840)	21.99
Unvested, end of period	152,891	$ 24.30

Employee Stock Purchase Plan

A total of 9.0 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Plan. The plan qualifies under Section 423 of the United States Internal Revenue Code and permits eligible employees to direct up to 15 percent of their salaries up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of the Non-Voting Common Stock at the beginning or at the end of each six-month offering period. Through October 31, 2009 7.6 million shares have been issued to EVC's employees pursuant to this plan.

Incentive Plan - Stock Alternative

A total of 4.8 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Incentive Plan - Stock Alternative. The plan permits employees and officers to direct up to half of their monthly and annual incentive bonuses toward the purchase of Non-Voting Common Stock at 90 percent of the average market price of the stock for the five business days subsequent to the end of the offering period. Through October 31, 2009, 3.5 million shares have been issued to EVC's employees pursuant to this plan.

6. EMPLOYEE BENEFIT PLANS

Profit Sharing Retirement Plan

The Company participates in the EVC profit sharing retirement plan for the benefit of substantially all employees. The Company contributed $2,174,800 for the year ended October 31, 2009, representing 15 percent of eligible employee compensation for the year (to a maximum of $34,500 annually per employee).

Savings Plan and Trust

Employees of the Company are eligible to participate in the EVC Savings Plan and Trust, which qualifies under Section 401 of the Internal Revenue Code. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. This plan allows participating employees to make elective deferrals up to the plan's annual limitations. The Company then matches each participant's contribution on a dollar-for-dollar basis up to a maximum of $1,040 per annum. The Company's expense under the plan was $205,216 for the year ended October 31, 2009.

7. INCOME TAXES

Income taxes, as stated as a percentage of income before income taxes at October 31, 2009, are comprised of the following:

Federal statutory rate	35.0 %
Increases in taxes from:	
State income taxes (net of effect of federal tax)	(41.6)%
Non deductible meals and entertainment expense	(276.5)%
Stock-based compensation	(385.7)%
Provision for income taxes	(668.8)%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2009 are as follows:

Deferred tax assets:		
Closed-end fund expenses	$	4,809,302
Stock-based compensation		2,619,725
Other		61,343
Total deferred tax asset	$	7,490,370
Deferred tax liabilities:		
Closed-end fund expenses	$	(1,885,356)
Total deferred tax liability		(1,885,356)
Net deferred tax asset	$	5,605,014

The Company did not recognize any uncertain tax positions in its Financial Statements as of or during the year ended October 31, 2009. No valuation allowance has been recorded associated with the Company's deferred tax asset.

8. REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $51,988,132 at October 31, 2009, which exceeded its minimum net capital requirement of $1,839,173. The Company's ratio of aggregate indebtedness to net capital at October 31, 2009 was 0.53-to-1.

9. EXEMPTION FROM RULE 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of subparagraph (k)(2)(i) thereof.

10. MAJOR SOURCES OF REVENUE

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with regulated investment companies in the Eaton Vance family of mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2009.

11. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions occurring after October 31, 2009 through December 22, 2009, the date these financial statements were issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
As of October 31, 2009

CAPITAL - Stockholder's equity	$ 101,740,995
DEDUCTIONS:	
Nonallowable assets:	
Accounts and note receivable from affiliate	29,549,955
Distribution fees and other receivables	8,180,262
Prepaid expenses	4,254,052
Deferred tax asset	7,490,370
Other assets	4,032
Total deductions	49,478,671
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES	52,262,324
HAIRCUTS ON SECURITIES	274,192
NET CAPITAL	$ 51,988,132
AGGREGATE INDEBTEDNESS:	
Accounts payable for mutual fund shares sold	$ 22,205
Accounts payable and accrued liabilities	27,562,236
Accounts payable to affiliate	3,146
TOTAL AGGREGATE INDEBTEDNESS	$ 27,587,587
MINIMUM NET CAPITAL REQUIREMENT OF BROKER OR DEALER (6-2/3% of aggregate indebtedness)	$ 1,839,173
EXCESS NET CAPITAL	$ 50,148,959
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.53

Note: The difference between the net capital computation above and that per the unaudited FOCUS report as filed relates to an adjustment to the deferred tax asset of $12,945.

EATON VANCE DISTRIBUTORS, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of October 31, 2009

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to section K(2)(i) of that rule.

Deloitte.

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 02116-5022
USA

Tel: +1 617 437 2000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

December 22, 2009

To the Board of Directors and Stockholder of
Eaton Vance Distributors, Inc.:

In planning and performing our audit of the financial statements of Eaton Vance Distributors, Inc. (the "Company") as of and for the year ended October 31, 2009 (on which we issued our report dated December 22, 2009 and such report expressed an unqualified opinion on those financial statements and included an explanatory paragraph regarding significant transactions with affiliates), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at October 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP

EATON VANCE DISTRIBUTORS, INC.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedule as of and for the year ended October 31, 2009
and Independent Auditors' Report and
Supplemental Report on Internal Control
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT